[National City letterhead]
January 9, 2008
By facsimile to (202) 772-9208 and filed as correspondence via EDGAR
Mr. Christian N. Windsor
Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	National City Corporation
Definitive 14A, Filed March 7, 2007
File No. 01-10074
Responses to Comment Letter dated November 30, 2007
Dear Mr. Windsor:
     On behalf of National City Corporation (“National City”), this letter is to request an extension to respond to your letter dated November 30, 2007 (the “Comment Letter”) providing additional comments to the executive compensation and other related disclosure items included in National City’s definitive proxy statement filed on March 7, 2007. Your letter requested a response by December 14, 2007. On December 14, 2007, we requested an extension to respond to the Comment Letter by January 11, 2008, and we are requesting a further extension to respond to the Comment Letter by February 15, 2008.
Respectfully submitted,
/s/ David L. Zoeller
David L. Zoeller
Executive Vice President, General Counsel and Secretary